SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM 11-K


 (Mark One):
 (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the fiscal year ended NOVEMBER 30, 1998

                      Commission file number:  1-6018

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Retirement Savings Plan for Employees of
          Tokheim Corporation and Subsidiaries

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Tokheim Corporation
                           10501 Corporate Drive
                         Fort Wayne, Indiana  46845
                               (219) 470-4600



                               SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               Retirement Savings Plan for the Employees of
                               Tokheim Corporation and Subsidiaries


 DATE:   June 1, 1999          BY:  /s/ JOHN A. NEGOVETICH
                                  ------------------------------------------
                                  Executive Vice President, Finance and
                                  Administration and Chief Financial Officer




                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES

                            FINANCIAL STATEMENTS

           FOR THE YEARS ENDED NOVEMBER 30, 1998, 1997, AND 1996





Contents


Report of Independent Accountants

Financial Statements:

     Statement of Net Assets Available for Plan Benefits as of November 30, 1998 and 1997

     Statement of Changes in Net Assets Available for Plan Benefits for the years ended November 30, 1998, 1997, and 1996

     Notes to Financial Statements

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes, as of November 30, 1998

     Item 27d - Schedule of Reportable Transactions for the year ended November 30, 1998




Report of Independent Accountants


To the Participants and Employee
Benefits Committee of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries:


In our opinion, the accompanying statements of net assets available for plan benefits and related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries (the Plan) as of November 30, 1998 and 1997, and the changes in net assets available for plan benefits for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                          PRICEWATERHOUSECOOPERS LLP

Fort Wayne, Indiana
April 30, 1999





                            Financial Statements


Retirement Savings Plan for Employees of
Tokheim Corporation and Subsidiaries
Statement of Net Assets Available for Plan Benefits
As of November 30, 1998 and 1997


             ASSETS                                             1998               1997
                                                            -------------      -------------
Cash                                                       $      232,714    $        83,783
Contributions Receivable:
    Participants                                                  255,796             42,204
    Employer                                                      238,325            203,550
                                                          ---------------      -------------
                                                                  494,121            245,754
                                                          ---------------      -------------

Investments, at fair value:
    Loans to participants                                       1,316,830            933,455
    Tokheim Corporation Common Stock                            1,603,008          3,648,587
    Tokheim Corporation Convertible
       Preferred Stock                                         18,878,275         19,078,025
    Marketable securities and other                            16,891,376         12,244,128
                                                          ---------------      -------------
                                                               38,689,489         35,904,195
Guaranteed investment contracts, at contract
   value                                                        6,811,310          7,538,604
                                                          ---------------      -------------
       Total investments                                       45,500,799         43,442,799
                                                          ---------------      -------------

       Total assets                                            46,227,634         43,772,336
                                                          ---------------      -------------


          LIABILITIES

Note payable                                                    6,986,983          9,429,469
                                                          ---------------      -------------

Net assets available for plan benefits                     $   39,240,651    $    34,342,867
                                                          ===============      =============


The accompanying notes are an integral part of the financial statements.





Retirement Savings Plan for Employees of
Tokheim Corporation and Subsidiaries
Statement of Changes in Net Assets Available for Plan Benefits
For the years ended November 30, 1998, 1997, and 1996


                                                       1998            1997            1996
                                            --------------- --------------- ---------------
Additions:
    Participant contributions                $    2,946,286  $    2,213,979  $    2,190,804
    Employer contributions                        2,383,062       2,413,348       2,474,401
    Interest income                                 599,079         653,619         615,583
    Dividend income                               1,662,723       1,693,812       1,700,090
    Net appreciation in fair value of
      investments                                   745,992       3,935,307       1,729,576
    Transfers from other plans                      226,654           2,770         284,119
                                            --------------- --------------- ---------------
                                                  8,563,796      10,912,835       8,994,573
                                            --------------- --------------- ---------------

Deductions:
    Withdrawals and termination
      distributions                               3,155,462       3,262,713       2,197,068
    Interest expense                                510,550         710,005       1,051,693
                                            --------------- --------------- ---------------
                                                  3,666,012       3,972,718       3,248,761
                                            --------------- --------------- ---------------

    Net increase                                  4,897,784       6,940,117       5,745,812

Net assets available for plan benefits,
    beginning of year                            34,342,867      27,402,750      21,656,938
                                            --------------- --------------- ---------------

Net assets available for plan benefits,
     end of year                             $   39,240,651  $   34,342,867  $   27,402,750
                                            =============== =============== ===============


The accompanying notes are an integral part of the financial statements.




Retirement Savings Plan for Employees
of Tokheim Corporation and Subsidiaries
Notes to Financial Statements

1.    Description of the Plan:

       The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

       The Plan is a defined contribution plan covering certain full-time employees of the Company who work in the United States, are at least twenty-one years of age, and have 6 months of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       a. Participant Contributions: Participants may elect to contribute up to 1% to 14% (in increments of 1%) of their salary to the Plan, as a before-tax contribution. Contributions are paid to the Plan as each payroll is processed and are allocated to each participant's before-tax or after-tax contribution account as of the end of the quarter. Participants may elect to have their contributions invested in increments of 5% in any one or more of the investment funds.

       b. Company Contributions: The Plan provides a retirement contribution of 2% of salary to UAW Union participants in the Plan. The Plan provides a retirement contribution of 1.5% of salary to non-union participants. The Plan also provides for a matching contribution with a minimum of two-thirds of the first 6% of employee before-tax contributions that can increase to 150% of the first 6% of employee contributions depending on the performance (as defined by the Plan) of the Company.

          Preferred Employee Stock Ownership Plan (ESOP) shares are released as principal and interest payments are made on the note payable (described in Note 4).

       c. Contribution Limitations: The Plan Agreement provides certain limitations on the amount of annual additions that can be made to participant accounts and the amount of company contributions in any Plan year. Participants should refer to the Plan Agreement for a more complete description of limitations on contributions.

       d. Vesting: Participants are fully vested at all times and have a nonforfeitable interest in their contributions and the company matching contributions. Participants must complete five years of service to be vested in the ESOP Base Allocation Account, which is the account that holds the shares allocated to participants as payments are made on the ESOP note payable.

       e. Forfeitures: Any employee who terminates employment with the Company prior to the five year vesting period for the ESOP Base Allocation, and does not return within that period, will forfeit their company base allocation related to the ESOP. Forfeited amounts are allocated to all other participants' accounts, but do not reduce employer contributions to the Plan. At November 30, 1998 and 1997, forfeited nonvested accounts totaled $85,865 and $337,128, respectively.

       f. Investment Funds: The following are descriptions of the investment funds into which participants may elect to have their contributions invested:

          Company Stock Fund - is invested in the common stock of the Company.

          Equity Fund - is invested primarily in a mutual fund or funds that invest in a diversified portfolio of common stocks of publicly owned corporations.

          Fixed Fund - is invested in guaranteed investment contracts
          (GICs) or in a collective income fund which invests in GICs and similar investments.

          Money Market Fund - is invested in high quality money market instruments.

          Balanced Fund - is invested primarily in mutual funds that invest in a combination of common stocks, fixed income investments, and certificates of deposit.

       g. Withdrawals: Upon termination of employment by reason of retirement, death, disability, or for any other reason, a participant, or the beneficiary in the case of death, is entitled to receive their interest in each investment fund (which consists of the participant's balance in the before-tax contribution account, after-tax contribution account, and vested employer contribution account), including any realized and/or unrealized gains and losses, payable quarterly as of the valuation date coincident with or next preceding the date of termination of employment, plus any amounts credited to the participant's accounts subsequent to such valuation date. Such distributions are made in a lump sum as soon as is practicable after termination of employment.

          The Plan Agreement also provides for in-service withdrawals, in the case of financial hardship, and loans. Participants should refer to the Plan Agreement for a more complete description of the in-service withdrawals.


2.   Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

       b. Investment Valuation and Income: Investments in mutual funds are stated at redemption value with the underlying securities stated at fair value or estimated fair market value, as determined by the last reported sales price or the latest bid price if no sale, or as determined by the Trustee of such funds, respectively. Investments in common stock are carried at fair value using published market quotations. Investments in guaranteed investment contracts are carried at contract value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market value.

          Dividend income is recorded on the ex-dividend date. Interest income from securities is recorded as earned on an accrual basis.

          The Plan presents, in the Statement of Changes in Net Assets Available for Plan Benefits, the net appreciation/depreciation in the fair value of investments, which consists of realized gains and losses and the unrealized appreciation/depreciation of investments.

       c. Administrative Expenses: Costs of administering the Plan are borne by the Company.

       d. Use of Estimates: The preparation of the Plan's financial statements, in conformity with generally accepted accounting principles, requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

       e. Risks and Uncertainties and Investment Concentrations: The Plan provides for various investment options in any combination of stocks and mutual funds investing in stocks, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits. Approximately 45% of plan investments are concentrated in Tokheim Corporation Common and Preferred Stock.

       f. Payment of Benefits: Benefits are recorded when paid.


3.     Tokheim Corporation Convertible Preferred Stock:

       In 1989, the Plan Trust borrowed $24,000,000 to purchase 960,000 shares of Tokheim Corporation convertible preferred stock, which was priced at an initial liquidation value of $25 per share. The dividend rate of the shares is 7.75%. During 1998, 80,307 shares were allocated to participants at a value of $2,007,675. In previous years, an aggregate of 677,686 shares were allocated to participants at a cumulative value of $16,942,150. At November 30, 1998, 202,007 shares remain encumbered. Approximately 8% of the total amount of shares will be allocated to participants annually in the future.

       The conversion rate of preferred stock to common stock is one for one. The preferred stock is held only by the Trustee of the Plan and is not traded on an open market. When shares are redeemed, participants have the option to receive an equivalent value in common stock or cash. The preferred stock is valued at "adequate consideration" as determined by the Trustee on the basis of an independent appraisal pursuant to section 3(18) of Employee Retirement Income Security Act of 1974 (ERISA) and the regulations thereunder. The value was determined to be $25 per share at November 30, 1998. The last day of each plan year is designated to be the ESOP valuation date. The preferred shares are redeemable at the option of the Company at a price of $25.20 per share in 1998, decreasing by $0.20 per share in 1999 to a redemption price of $25 per share in fiscal 2000.


4.     Note Payable:

       The Trust for the Plan has entered into the following debt agreement to purchase company securities for investment by the participants:

       a. Note Payable to Purchase Preferred Stock: The Plan Trust borrowed $24,000,000 in 1989 at a variable interest rate payable through 2001. The outstanding principal balance at November 30, 1998 and 1997, was $6,986,983 and $9,428,469, respectively, at a LIBOR rate which approximated 7.5% at November 30, 1998 and 1997. Quarterly principal payments range from $640,000 to $760,000 through 2001 and are payable on the last day of each quarter.

          The Company has guaranteed the above borrowing. Aggregate scheduled maturities of the above note payable during the next three years equal $2,636,058, $2,844,972, and $1,505,953, respectively.


5.     Tax Status:

       The Company received a tax determination letter from the United States Treasury Department dated February 4, 1994, indicating that the Plan is qualified and that the trust established under the Plan constitutes a qualified trust under section 401(a) of the Internal Revenue Code (IRC) and is therefore exempt from federal income taxes pursuant to Section 501(a).

       The Plan was amended subsequent to the receipt of the latest tax determination letter; however, the Plan administrator believes that the Plan is designed and is currently in compliance with the applicable requirements of the IRC.


6.     Plan Termination:

       Although it has not expressed any intention to do so, the Company has the right to terminate the Plan, subject to provisions set forth in ERISA. Upon termination of the Plan, participants will become fully vested in any of their benefits for which they were not previously vested (ESOP Base Allocation Account which requires five years of service) and entitled to a distribution from the Plan.


7.     Investments:

       The following Plan investments exceed five percent of the net assets available for benefits at November 30:

                                                                    1998            1997
                                                          --------------  --------------
       Tokheim Corporation Common Stock                                    $   3,648,587
       Tokheim Corporation Convertible Preferred Stock     $  18,878,275      19,078,025
       Fidelity Growth and Income Fund                        13,434,871       9,529,143
       Fidelity Balanced Fund                                  2,932,363       2,170,437
       Guaranteed Investment Contracts:
           Jackson  Natural Life Group Pension:  7.10%
             due April 30, 2000 and 2001                       3,344,219       3,122,520
           Life of Virginia Insurance  Company:  6.42%
             due April 30, 1999                                2,141,481       1,986,733


       The net appreciation (depreciation) in fair value of the Plan's investments for the years ended November 30, 1998, 1997, and 1996 is composed of the following items:


                                        1998          1997          1996

       Common stock               $  (1,930,824)  $ 1,940,145  $   544,616
       Mutual funds                   2,676,816     1,995,162    1,185,060
                                  -------------   -----------  -----------

                                        745,992     3,935,307    1,729,576
                                  =============   ===========  ===========

8.     Reconciliations to Form 5500:

       As of November 30, 1998 and 1997, $246,502 and $364,562,
       respectively, is included in the accounts of persons who have elected to withdraw from participation in the plan, but for which disbursement has not yet been made. Form 5500 requires these amounts to be shown differently from the financial statements of the Plan, as follows:

                                                         1998            1997
                                               --------------  --------------
Net assets available for plan benefits, as
  stated in financial statements                $  39,240,651   $  19,078,025
Less: benefits payable                                246,502       9,529,143
                                               --------------  ---------------

  Net assets available for plan benefits
    per Form 5500                               $  38,994,149   $  33,978,305
                                               ==============  ===============

                                                      1998            1997           1996
Benefits paid to participants, as
  stated in the financial statements            $   3,155,462   $   3,262,713   $   2,197,068
Add: Amounts allocated to withdrawing
    participants at November 30, 1998,
    1997, and 1996                                    246,502         364,562         290,155
Less: Amounts allocated to withdrawing
    participants at November 30, 1997,
    1996, and 1995                                    364,562         290,155         756,306
                                               --------------  --------------  --------------
Benefits paid to participants, per
  Form 5500                                     $   3,037,402   $   3,337,120   $   1,730,917
                                               ==============  ==============  ==============



Notes to Financial Statements, Continued


9. Net Assets Available for Plan Benefits and Changes in Net Assets Available for Plan Benefits, by Fund:

    Net assets available for plan benefits at November 30, 1998:

                                                                       Money                                  The
                               Fixed        Equity       Company      Market     Balanced     The Common   Preferred
                                Fund         Fund       Stock Fund     Fund        Fund       Stock ESOP   Stock ESOP      Total

Cash                        $  232,714                                                                                  $  232,714
Receivables:
    Contributions
       Participant              60,325    $ 113,443    $  20,208    $   8,024   $  53,796                                  255,796
       Employer                                                                                           $  238,325       238,325
Investments                  8,200,613   13,474,189      604,396      266,927   2,863,687   $1,018,640    19,072,347    45,500,799
Note payable                                                                                              (6,986,983)   (6,986,983)
                           -----------   ----------    ---------    ---------   ---------   ----------   -----------   -----------
Net assets available
  for plan benefits         $8,493,652  $13,587,632    $ 624,604    $ 274,951  $2,917,483   $1,018,640   $12,323,689   $39,240,651
                           ===========  ===========    =========    =========  ==========   ==========   ===========   ===========


Changes in net assets available for plan benefits for the year ended November 30, 1998:

                                                                       Money                                  The
                               Fixed        Equity       Company      Market     Balanced     The Common   Preferred
                                Fund         Fund       Stock Fund     Fund        Fund       Stock ESOP   Stock ESOP      Total
Additions:
    Participant contri-
      butions               $1,004,839   $1,359,411   $ 127,712    $  64,594   $ 389,730                                $2,946,286
    Employer contributions                                                                                $2,383,062     2,383,062
    Interest income            572,280        4,671         360       19,829       1,038     $       94          807       599,079
    Dividend income                         108,258                               70,741                   1,483,724     1,662,723
    Net appreciation
     (depreciation) in
     fair value of
     investments                          2,337,872     (697,232)                 338,944    (1,233,592)                   745,992
    Transfers from other
      plan                      90,797       79,007       13,562       13,621      29,667                                  226,654
                           -----------   ----------    ---------    ---------   ---------   -----------   -----------   -----------
                             1,667,916     3,889,219    (555,598)      98,044     830,120    (1,233,498)  3,867,593      8,563,796

Transfers between funds       (904,529)     918,597      (38,275)     (72,537)    120,922       (24,178)

Deductions:
    Withdrawal and
      termination dis-
      tributions               985,689      836,425       79,206       60,447     226,758        81,183      885,754     3,155,462
    Interest expense                                                                                         510,550       510,550
                           -----------   ----------    ---------    ---------   ---------   ----------   -----------   -----------
                               985,689      836,425       79,206       60,447     226,758        81,183    1,396,304     3,666,012
                           -----------   ----------    ---------    ---------   ---------   ----------   -----------   -----------

Net increase (decrease)       (222,302)    3,971,391    (673,079)     (34,940)    724,284    (1,338,859)   2,471,289     4,897,784
Net assets available for
  plan benefits, beginning
  of year                    8,715,954     9,616,241   1,297,683      309,891   2,193,199     2,357,499    9,852,400    34,342,867
                           -----------   ----------    ---------    ---------   ---------   ----------   -----------   -----------
Net assets available for
  plan benefits, end
  of year                   $8,493,652   $13,587,632   $ 624,604    $ 274,951  $2,917,483    $1,018,640  $12,323,689   $39,240,651
                           ===========   ===========   =========    =========   =========    ==========  ===========   ===========



Notes to Financial Statements, Continued


9. Net Assets Available for Plan Benefits and Changes in Net Assets Available for Plan Benefits, by Fund:

    Net assets available for plan benefits at November 30, 1997:

                                                                      Money                                   The
                               Fixed       Equity       Company      Market      Balanced   The Common   Preferred
                               Fund         Fund       Stock Fund     Fund         Fund     Stock ESOP   Stock ESOP      Total
Cash                        $  83,783                                                                                   $   83,783
Receivables:
    Contributions
       Participant             15,712    $  19,247    $   1,417    $   1,006    $   4,822                                   42,204
       Employer                                                                                           $  203,550       203,550
Investments                 8,616,459    9,596,994    1,296,266      308,885    2,188,377   $2,357,499    19,078,319    43,442,799
Note payable                                                                                              (9,429,469)   (9,429,469)

Net assets available
  for plan benefits        $8,715,954   $9,616,241   $1,297,683    $ 309,891   $2,193,199   $2,357,499    $9,852,400   $34,342,867


Changes in net assets available for plan benefits for the year ended November 30, 1997:

                                                                      Money                                   The
                               Fixed       Equity       Company      Market      Balanced     The Common   Preferred
                               Fund         Fund       Stock Fund     Fund         Fund       Stock ESOP   Stock ESOP      Total
dditions:
    Participant contri-
      butions               $ 823,037    $ 957,386    $  89,584    $  54,938    $ 289,034                               $2,213,979
    Employer contri-
      butions                                                                                $ 306,821    $2,106,527     2,413,348
    Interest income           631,370        3,373          321       17,470          683          207           195       653,619
    Dividend income                         99,563                                 82,333                  1,511,916     1,693,812
    Net appreciation
      in fair value of
      investments                        1,713,491      683,082                   281,671    1,257,063                   3,935,307
    Transfers from other
      plan                      2,770                                                                                        2,770
                           ----------    ---------    ---------    ---------    ---------    ----------   ----------   -----------
                            1,457,177    2,773,813      772,987       72,408      653,721     1,564,091    3,618,638    10,912,835

Transfers between funds      (771,838)    1,304,168    (196,139)     (36,086)    (158,816)     (18,162)     (123,127)

Deductions:
    Withdrawal and ter-
      mination distri-
      butions                 864,643      875,181      117,945       59,428      150,597      121,070     1,073,849     3,262,713
    Interest expense                                                                             4,142       705,863       710,005
                              864,643      875,181      117,945       59,428      150,597      125,212     1,779,712     3,972,718
                           ----------    ---------    ---------    ---------    ---------    ----------   ----------   -----------
Net increase (decrease)      (179,304)   3,202,800      458,903      (23,106)     344,308    1,420,717     1,715,799     6,940,117
Net assets available for
  plan benefits,
  beginning of year         8,895,258    6,413,441      838,780      332,997    1,848,891      936,782     8,136,601    27,402,750

Net assets available
  for plan benefits,
  end of year              $8,715,954   $9,616,241   $1,297,683    $ 309,891   $2,193,199   $2,357,499    $9,852,400   $34,342,867



Notes to Financial Statements, Continued


9. Changes in Net Assets Available for Plan Benefits at November 30, 1996, by Fund:

                                                                      Money                                   The
                               Fixed       Equity       Company      Market      Balanced     The Common   Preferred
                               Fund         Fund       Stock Fund     Fund         Fund       Stock ESOP   Stock ESOP      Total
Additions:
    Participant contribu-
      tions                 $ 956,805    $ 758,002    $ 109,559    $  61,895    $ 304,543                               $2,190,804
    Employer contributions                                                                   $ 519,510    $1,954,891     2,474,401
    Interest income           594,858        5,258          671       13,407        1,195           79           115       615,583
    Dividend income                         79,344                     1,334       76,031                  1,543,381     1,700,090
    Net appreciation (
      depreciation) in
      fair value of
      investments                        1,054,469      201,549                   130,591      342,986           (19)    1,729,576
    Transfers from other
      plan                     83,835      108,544       15,211       19,269       57,260                                  284,119
                           ----------   ----------    ---------    ---------    ---------    ---------    ----------    ----------
                            1,635,498    2,005,617      326,990       95,905      569,620      862,575     3,498,368     8,994,573

Transfers between funds      (576,477)     887,876       (3,872)       8,364     (236,005)      (9,093)      (70,793)

Deductions:
    Withdrawal and ter-
      mination distri-
      butions                 828,565      334,455       96,160       28,429      146,365       62,924       700,170     2,197,068
    Interest expense                                                                            32,065     1,019,628     1,051,693
                           ----------   ----------    ---------    ---------    ---------    ---------    ----------    ----------
                              828,565      334,455       96,160       28,429      146,365       94,989     1,719,798     3,248,761
                           ----------   ----------    ---------    ---------    ---------    ---------    ----------    ----------

Net increase                  230,456     2,559,038     226,958       75,840      187,250      758,493     1,707,777     5,745,812
Net assets available for
  plan benefits, beginning
  of year                   8,664,802     3,854,403     611,822      257,157     1,661,641     178,289     6,428,824    21,656,938
                           ----------   ----------    ---------    ---------    ---------    ---------    ----------    ----------

Net assets available for
  plan benefits, end
  of year                  $8,895,258    $6,413,441   $ 838,780    $ 332,997    $1,848,891   $ 936,782    $8,136,601   $27,402,750
                           ==========   ===========   =========    =========    ==========   =========    ==========   ===========




                           Supplemental Schedules


Retirement Savings Plan for Employees of
Tokheim Corporation and Subsidiaries
Item 27a - Schedule of Assets Held for Investment Purposes
As of November 30, 1998


                                           Shares or
                                           Principal                    Fair
             Description                     Amount        Cost        Value
--------------------------------------    -----------  ----------- -----------

FIXED FUND
   Life of Virginia Insurance Company
     Guaranteed  Investment  Contracts
     6.42% due April 30, 1999            $ 2,141,481  $ 2,141,481  $ 2,141,481

   Protective Life Insurance Company
     Guaranteed  Investment  Contracts
     5.96% due July 31, 2001               1,325,610    1,325,610    1,325,610

   Jackson Natural Life Group Pension
     Guaranteed  Investment  Contracts
     7.10% due April 30, 2000 and 2001     3,344,219    3,344,219    3,344,219

   National City Bank Temporary CD            12,663       12,663       12,663
     Fund American Express Trust
     Collective Fund                           1,268       58,193       59,810

                                                      ----------- ------------

          Subtotal                                      6,882,166    6,883,783
                                                      ----------- ------------

EQUITY FUND
   Fidelity Growth and Income Fund           306,034    9,546,460   13,434,871
   National City Bank Temporary CD Fund       39,318       39,318       39,318

                                                      ----------- ------------

          Subtotal                                      9,585,778   13,474,189
                                                      ----------- ------------

LOAN FUND
   Loans to Participants, 8.0% to
     9.9%, due January 3, 1999, through
     August 10, 2018                       1,316,830    1,316,830    1,316,830
                                                      ----------- ------------



Retirement Savings Plan for Employees of
Tokheim Corporation and Subsidiaries
Item 27a - Schedule of Assets Held for Investment Purposes, Continued As of November 30, 1998


                                         Shares or
                                         Principal                    Fair
             Description                   Amount        Cost        Value
--------------------------------------  -----------  ----------- ------------

COMPANY STOCK FUND
   Tokheim Corporation Common Stock        68,527      981,781      591,045
   National City Bank Temporary CD
     Fund                                  13,351       13,351       13,351
                                                     ----------- ------------

          Subtotal                                     995,132      604,396
                                                     ----------- ------------

MONEY MARKET FUND
   Federated Money Market Trust           248,416      248,416      248,416
   National City Bank Temporary
     CD Fund                               18,511       18,511       18,511
                                                     ----------- ------------

          Subtotal                                     266,927      266,927
                                                     ----------- ------------

BALANCED FUND
   Fidelity Balanced Fund                 178,136    2,507,030    2,832,363
   National City Bank Temporary
     CD Fund                               31,324       31,324       31,324

                                                     ----------- ------------

          Subtotal                                   2,538,354    2,863,687
                                                     ----------- ------------

THE COMMON STOCK ESOP
   Tokheim Corporation Common Stock         116,708    2,003,544    1,006,607
   National City Bank Temporary
     CD Fund                                 12,033       12,033       12,033
                                                     ----------- ------------

          Subtotal                                     2,015,577    1,018,640
                                                     ----------- ------------

THE PREFERRED STOCK ESOP
   Tokheim Corporation Common Stock             621        5,639        5,356
   Tokheim Corporation Convertible
     Preferred Stock                        755,131   18,878,275   18,878,275
   National City Bank Temporary
     CD Fund                                188,716      188,716      188,716
                                                     ----------- ------------

          Subtotal                                    19,072,630   19,072,347
                                                     ----------- ------------

             Total investments                       $42,673,394  $45,500,799
                                                     =========== ============



Retirement Savings Plan for Employees of
Tokheim Corporation and Subsidiaries
Item 27d - Schedule of Reportable Transactions
For the year ended November 30, 1998


                                                                                                         Current
                                                                                                          Value
                                                                                                        of Asset on
                                          Description of        Purchase     Selling     Cost of       Transaction       Net
Identity of Party Involved                Transactions           Price        Price       Asset            Date         Gain
--------------------------           -----------------------  ----------   ----------  ----------   --------------   ---------

Series of transactions in one security in excess
of 5% of current value of plan assets.
------------------------------------------------

Fidelity Growth and Income Fund       Mutual Stock Fund
                                      Aggregate of 17          $1,741,597               $1,741,597  $    1,741,597
                                        purchases
                                      Aggregate of 2 sales                 $  282,000      169,322         282,000   $ 112,678

National City Bank                    Certificate of Deposit
                                      Aggregate of 441          6,875,016                6,875,016       6,875,016
                                        purchases
                                      Aggregate of 130 sales                6,709,764    6,709,764       6,709,764